Exhibit 99.1

Inspira Scales Up ART100 Production Capabilities Amid Advanced Negotiation with European Government Authority

RA’ANANA, Israel, June 5, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it has scaled-up its production capabilities for its U.S. Food and Drug Administration (FDA)-cleared INSPIRA™ ART100 system (the “ART100 system”), in response to expected demand from a European governmental authority with which the Company is currently in advanced-stage procurement negotiations.

Inspira has ramped up strategic production in order to meet near-term delivery needs as Inspira expects these negotiations move toward finalization. The ART100 system, already implemented in clinical settings in the United States, is gaining traction as a reliable device for a critical care and emergency preparedness programs.

“We are preparing for commercial execution,” said Dagi Ben Noon, Chief Executive Officer of Inspira Technologies. “Our dialogue with a European government body has advanced to a stage where operational readiness is essential. Expanding our production capacity will enable us to meet projected deployment needs quickly and efficiently.”

This move follows Inspira’s recent announcement of its global rollout strategy and reflects the Company’s commitment to fast-track revenue generation from the ART100 system, while continuing its development of its next-generation platforms, the ART500 and the HYLA™ blood sensor.

The Company believes the current momentum—combined with a growing global focus on scalable respiratory solutions—may accelerate the Company’s emergence as a strategic public health supplier across both governmental and private sectors.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. FDA -cleared INSPIRA ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a regulatory foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the critical care and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that it expects demand for its ART100 system from a European governmental authority, that it has ramped up its production in order to meet expected near term delivery needs, , the benefits and advantages of the ART100, that the ART100 system is gaining traction as a reliable device for a critical care and emergency preparedness programs, the potential outcome of its procurement negotiations with a European government authority, its belief that expanding its production capacity enables the Company to meet projected deployment needs quickly and efficiently, and its belief that current momentum may accelerate the Company’s emergence as a strategic public health supplier across both governmental and private sectors. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485